Exhibit 21.1

SUBSIDIARIES OF REGISTRANT

The following table sets forth information as to Solar EnerTech's subsidiaries as of August 25, 2010:

Name	Jurisdiction of Incorporation

Solar EnerTech (Shanghai) Co., Ltd.	China
InfoTech Hong Kong New Energy Technologies, Limited	Hong Kong
Solar EnerTech (Jiangsu) Co., Ltd.	China